

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Sreekanth Ravi
Chief Executive Officer
Stratim Cloud Acquisition Corp.
369 Pine St Suite 103
San Francisco, CA 94104

> **Re: Stratim Cloud Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed February 17, 2021**
> **File No. 333-253174**

Dear Mr. Ravi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Our warrant agreement will designate the courts of the State of New York, page 60

1.   We note your disclosure that any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. We note that this disclosure appears inconsistent with Section 9.3 of your warrant agreement, which states that the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Please advise or reconcile the inconsistencies.

<u>Advisory Board, page 81</u>

2.   Please disclose the role of your advisory board.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Andi Carpenter at 202-551-3645 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Manufacturing